June 22, 2006

Mr. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubota Corporation

Form 20-F for the year ended March 31, 2005

File No. 1-07294

Dear Mr. Cash:

Set forth below is our response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in the letter dated June 8, 2006, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our response accordingly.

Note 13-Supplemental Expense Information – Loss (Gain) from Disposal and Impairment of Business and Fixed Assets, page 46

1.	We note your response letter dated May 11, 2006 in which you indicate that you will be filing an amended 20-F for the period ended March 31, 2005. Prior to filing that amendment, please provide us with a sufficiently detailed analysis of SFAS 144 so that we may understand the appropriateness of your conclusion the subsidiary that operated the golf course should be reflected as a discontinued operation as of March 31, 2005 while the subsidiary that operated a rental computer service business should not be reflected as a discontinued operation.

Response:	The Company’s former golf course business was operated by a wholly-owned subsidiary for which the golf course was its only asset. The Company sold the golf course business because it was incidental to its core operations. The golf course business (conducted through such subsidiary) comprises operations and cash flows that were clearly distinguishable, operationally and for financial reporting purposes, from the rest of the Company. Accordingly, the Company concluded that such subsidiary constituted a “component” of the Company as such term is defined in paragraph 41 of SFAS No. 144.

The sale of the former golf course business met both conditions of paragraph 42 of SFAS No. 144 in that: (a) the operations and cash flows of this component have been eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. Specifically, the Company did not continue either the revenue-producing activities or the cost-generating activities of its former golf course business after the date of disposal (that is, there has been no migration of revenues and costs from the former golf course business nor has there been a continuation of activities between the Company and the former golf course business). In addition, the Company has no continuing involvement in the operations of its former golf course business that provides the Company with the ability to influence the operating and (or) financial policies of its former golf course business, the risks and other incidents of ownership have been transferred to the buyer and there are no retained interests, contracts, or other arrangements that would suggest there is continuing involvement.

Consequently, the Company determined that the results of this operation should have been reported in discontinued operations during the periods presented because it met the above conditions.

At the time when the Company prepared the consolidated financial statements for the year ended March 31, 2005, the Company concluded that the golf course was not material to the Company in terms of net sales and total assets. However, the Company closely reviewed the accounting treatment for this operation (in response to a comment from the staff of the U.S. Securities and Exchange Commission) and concluded that the results of operations of the golf course business was material to the Company’s consolidated results of operations especially in the year ended March 31, 2003 when the results of operations of the golf course business was a loss of ¥17.0 billion while the consolidated net loss of the Company was ¥8.0 billion. Accordingly, the Company is going to restate its consolidated results of operations at this time.

        Concerning the sale of the subsidiary (hereinafter “Firstserver”) that operated a rental computer server business, the Company determined that its network computing business, of which Firstserver is a part, is deemed to be the lowest level “component” as defined in paragraph 41 of SFAS No.144. The Company’s network computing business consists mainly of IT out-sourcing services (including rental computer server business) and network integration services. Historically, the rental computer server business and the rest of network computing business have been closely related each other in their operations. Therefore, the Company determined that the rental computer server business is not the lowest level “component” since operations and cash flows cannot be clearly distinguishable, operationally and for financial reporting purposes, from the rest of the Company. Additionally, the Company’s network computing business is still engaged in the rental computer server business as well as other network computing services after the sale of Firstserver. Thus, the Company did not report the results of operations of Firstserver in discontinued operations.

Moreover, the Company notes that operations of the disposed rental computer server business, Firstserver, were not material for all periods presented as per the following table:

	(In million of Yen)
	Total Assets		Net Sales		Net Income (loss)
For the year ended March 2005
Firstserver	0	0%	0	0%	975	* 0.8%
The Company – Consolidated	1,193,056		983,226		117,901

For the year ended March 2004
Firstserver	1,226	0.1%	1,557	0.2%	37	0.3%
The Company – Consolidated	1,124,225		929,876		11,700

For the year ended March 2003
Firstserver	861	0.1%	1,242	0.1%	38	(0.5)%
The Company – Consolidated	1,139,011		925,788		(8,004)

*	The net income for the year ended March 31, 2005 (¥975 million) is attributable to the gain on sale of Firstserver, net of related income taxes.

*        *        *        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Very truly yours,

/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer, Kubota Corporation)

cc:	Jean Baker

Mindy Hooker

(Division of Corporation Finance,

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)